Exhibit 1


                                LETTER OF INTENT
This binding letter of intent (the "LOI") is intended to confirm our understanding concerning a proposed transaction (the "TRANSACTION") by and between Technology Alliance Group, LLC ("TAG") and Fan Energy Inc. (the "FAN"). The purpose of this LOI is to set forth the basis of understanding as of October 3, 2002 for the proposed Transaction.

     1. FAN; Is a publicly traded company traded on the NASDAQ OTC BB market trading under the ticker symbol "FNEY". FAN is validly existing and in good standing order without any material debt, liability or pending or threatened litigation other than that disclosed in its publicly filed financial statements. FAN is in good standing order and fully reported with the SEC.

     2. TAG: Is a private liability company duly incorporated and validly existing under the laws of the State of Arizona. TAG deals primarily in the area of information technology.

     3. THE TRANSACTION:

     a. TAG will transfer all of their assets, liabilities and operation to a newly formed "C" corporation and then issue all of the outstanding shares of the "C" Corporation to FAN and become a wholly owned subsidiary of FAN.

     b. In consideration for the transaction stated in section 3a above, TAG shareholders shall be issued restricted common shares of FAN and a note for $150,000 payable over nine consecutive months beginning on January 1, 2003 in equal installments of $ 16,666.67 per month. The number of restricted common shares to be issued by FAN will be determined based upon the fair value of the net assets acquired from TAG less the $150,000 note being issued for the purchase. The fair value of the assets will be determined by an arms length evaluation by both parties. Upon the completion of 3a and 3b above, FAN will:

          1. assume responsibility for all liabilities and operating costs of TAG; and

          2. issue an incentive compensation plan for David Lawson and Ron Alred which will include stock options to purchase common stock of FAN at $.10 per share.

     c. TAG will have the right to elect one director to the board of directors of FAN. One member of TAG will also be invited as a guest to every board meeting of Project 1000, Inc. and SunnComm, Inc.

     d. The entire transaction will be subject to completion of due diligence by both parties and the subsequent majority approval of its respective board of directors.
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          It is  also  mutually  contemplated  by FAN  and  TAG  that  upon  the completion of 3a through 3e above, that FAN will re-locate its media assembly equipment and operation to the facilities of TAG.

     4. CONFIDENTIAL INFORMATION. The parties hereby acknowledge that any information which shall be disclosed by either party pursuant to this LOI and/or the Transaction is a valuable proprietary asset of the disclosing party and that such disclosing party will sustain irreparable financial and business loss if such information shall be made available to any third party and/or to the general public.

     5. EXPENSES. Each party shall bear its own costs and expenses in connection with the Transaction contemplated by this LOI, including, due diligence, the negotiation and preparation of this LOI and the negotiation and drafting of the Definitive Agreement. FAN will bear all expenses related to any required costs for public reporting and disclosure pertaining to TAG such as audited financial statements.

     6. DEFINITIVE AGREEMENT. Subject to the satisfaction of all of the conditions contained within this letter and the delivery and execution of a definitive agreement (the "Definitive Agreement") for the Transaction contemplated by this LOI by October 31, 2002, and subject in all respects to the approval of the respective Board of Directors of the parties, verification of legal and factual issues deemed relevant to the parties and receipt of any requisite regulatory and other approvals and consents. The Definitive Agreement will contain, among other things, such representations and warranties, agreements, indemnifications and covenants and conditions customarily found in agreements of such type or otherwise appropriate for such agreements.

     7. BINDING OBLIGATION. This LOI is an expression of the intent of the parties and is subject only to the other terms and conditions set forth herein. This letter constitutes and creates, and shall be deemed to constitute and create, a legally binding and enforceable obligation on the part of parties hereto upon ratification of this Letter of Intent by the respective Boards of Directors of the parties no later than October 14, 2002.

AGREED AND ACCEPTED


/s/: Peter Jacobs                            /s/: David Lawson
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PETER JACOBS, C.E.O.                         DAVID LAWSON, PRESIDENT
Fan Energy Inc.                              Technology Alliance Group, LLC